Contact

www.linkedin.com/in/markwasho
(LinkedIn)
www.freedomsande.com
(Company)
twitter.com/Breakintosports (Blog)

Top Skills

Customer Service
Cost Reduction
Sports Management

Languages

Conversational Spanish

Certifications

Five Star Academy Certification
Celebrity Cruises

Publications

Break Into Sports Through Ticket
Sales

Ticket Operations and Sales
Management in Sports

Ticket Sales Success

Mark Washo

Freedom Sports and Entertainment| Flower City Union Vice
Chairman of Board| Adjunct Professor | C-Suite Brand and Sports
Business Executive | Board Member Profit and Non Profit
Rochester

Summary

Mark is one of the pioneers of professional soccer in America, and
one of the most accomplished soccer executives in Men's and
Women's professional soccer with over 28 + years experience. Mark
was one of the original employees with DC United of Major League
Soccer during the launch of MLS, he quickly advance his career
into the C-Suite in senior Leadership positions with the MetroStars
(Red Bull NY), Chicago Fire, Washington Freedom, Washington
Spirit and the Rochester Rhinos. In addition to his professional
soccer experience, he also has worked for teams in Minor League
Baseball (Buffalo Bisons) and the National Basketball Association
(Washington Bullets).

Mark is also considered to be one of the pioneers of professional
outbound ticket sales in professional and collegiate sports. Mark
is the author of Break Into Sports Through Ticket Sales, and is an
innovator in ticket sales training, sales management training, sports
sales recruiting, sports sponsorship and outsourced sports sales via
his agency Freedom Sports and Entertainment. He is an "influencer"
in sport business.

In addition to his professional sports experiences, Mark also
successfully transitioned to Fortune 500 brand marketing with Royal
Caribbean and Celebrity Cruises leading the brands sales and
marketing strategy in the East Coast, managing a team of sales,
marketing and brand activation executives. He also currently works
in brand marketing with Aphex Bio Cleanse Systems, manufacturers
of proprietary Hy-IQ , a highly effective disinfectant and sanitization
solution.

Mark also gives back to the sports industry. He frequently speaks at
sports conferences, teaches sport management in under graduate

and graduate programs, plus serves as a Capstone Adviser in the prestigious Georgetown SIM Master's program.

Mark is also an active member of non profit and for profit boards of directors, lending his talents and experiences to DC Scores, the Crohn's and Colitis Foundation, SUNY Fredonia School of Business Advisory Council, Startup Summit Rochester and Blackford Capital Private Equity Firm.

The result of Mark's diversified professional experiences is he's become an accomplished passionate business leader with track record of delivering results. He has a proven ability to foster a positive business culture, utilizing a "players coach" management style and leading by example with an infectious, highly motivating work ethic.   He also posses an impeccable reputation for developing leaders within organizations, while fostering a collaborative empowering work environment.

Experience

Freedom Sports & Entertainment-FSE College
10 years 5 months

Founding Partner
February 2012 - Present (10 years 5 months)
Rochester, New York Area

Mark is the founding partner of Freedom Sports and Entertainment (FSE), the agency he founded in 2012. FSE is a sports marketing focused agency specializing in revenue generation in sponsorship, ticket sales and non traditional revenue streams. FSE has an outsourced ticket sales and sponsorship model for collegiate athletic departments, as well as professional teams. FSE also provides executive recruiting, sales training, digital and social media strategy. The roster of past clients includes Empire United Soccer, ROC Sports Network, Section V Sports and the NFHS Digital Network, Washington Spirit, NWSL, Ball State Athletics, Stony Brook Athletics, Santa Clara Athletics, UTC Chattanooga Athletics, Virginia Tech and George Mason Athletics. Sales training clients included Chivas USA, DC United, Richmond Kickers, Kentucky Speedway , Philadelphia Union, and Ohio State Athletics. The FSE Agency is also involved with several business investments, as well as other side or passion projects

StartUp Summit Rochester Managing Director
May 2019 - Present (3 years 2 months)
Rochester, New York Area

Chief Marketing and Strategic Partner Officer Consultant-Miller's Pharmacy
November 2018 - November 2019 (1 year 1 month)
Rochester, New York Area

Via a consultancy relationship through the FSE agency, Mark is a Strategic Partner officer of Miller's Pharmacy. Millers Long Term Care Pharmacy specializes in supporting Assisted Senior Living and Nursing homes focused on the overall wellness and health of their clients, typically via a managed care contract. mwasho@millersrx.com

Flower City Union
Vice Chairman- Minority Owner
November 2020 - Present (1 year 8 months)
Rochester, New York, United States

Mark currently serves as the Managing Director and Chief Commercial Officer of Flower City Union, a member club of the National Independent Soccer Association (NISA). In this role, He will be over seeing the commercial efforts of the club, which includes a Strategic Partnership with the St. John Fisher Sport Management Master's Program. He also is a minority owner, an Alternate Club Governor and Board Member. He was an integral member of launching the club, from inception to acceptance in NISA, club name and brand launch.

St. John Fisher College
Adjunct Professor of Sport Management
August 2019 - Present (2 years 11 months)
Rochester, New York, United States

I currently teach a Sports Sales and Service course within St. John Fisher University Sport Management Program. I bring in "real life" experiences from 25 + years working in the professional sports industry into the classroom to compliment text book teachings and learnings

Georgetown University
Capstone Advisor currrent and former Adjunct Professor Sports Sales, Sponsorship and Licensing

January 2010 - Present (12 years 6 months)
Washington D.C. Metro Area

Ticket Sales, Sponsorship Sales and Activation

Aphex BioCleanse Systems
Senior Vice President
November 2020 - May 2022 (1 year 7 months)
Rochester, NY

Managed day to day sales and marketing activities for water and foam based hand sanitizer and disinfectant products manufactured with proprietary Hy-IQ , non-flammable, kid safe and alcohol free yet a more effective virus and germ killer! Launched Freedom X Hand Sanitizer brand under company umbrella

State University of New York at Fredonia
Adjunct Professor- Sports Management, Sponsorship and Sales
August 2019 - December 2019 (5 months)
Fredonia NY

Mark taught a new Sports Management, Sponsorship and Sales course at SUNY Fredonia as an Adjunct Professor, his alma mater during the 2019 Fall Semester. This course focuses on sports sales, sponsorship, ticket sales, customer service, retention and general sports management. Course is designed to be "practical and hands on" so the students can learn the realities of day to day sports business. Mark continues to

Rochester Rhinos
Chief Business Officer, Marina Auto Stadium and Rochester Rhinos
March 2016 - January 2019 (2 years 11 months)
Rochester, New York Area

As the Chief Business Officer of the Rochester Rhinos and Marina Auto Stadium, Mark lead the strategic vision of the Rhinos professional soccer team organization. This included management all of the key business operations of the team, as well as general management of Rhinos Stadium (14,000 seat Marina Auto Stadium). Key responsibilities included managing the front office staff (25+ at staffing peak), maximizing sponsorship revenue, increasing ticket sales, enhancing the overall fan experience , managing marketing, PR, digital media, overall P & L and KPI's of the organization, plus driving the overall strategic vision of the team owners.

Blackford Capital
Executive Board Member and Finance Committee member Staging Concepts

December 2015 - August 2017 (1 year 9 months)
Greater Minneapolis-St. Paul Area

Executive Board Member of Staging Concepts. Staging Concepts was a privately held company owned by private equity firm Blackford Capital. As an active board member representing Blackford Capital, Mark served on the finance committee. Blackford Capital had a successful and lucrative exit of Staging Concepts when it was sold to Trex Corporation via corporate acquisition in August 2017.

Celebrity Cruises, Inc.
Strategic Market Manager
February 2014 - March 2015 (1 year 2 months)
Washington D.C. Metro Area

As Strategic Market Manager for Celebrity Cruise (Royal Carribean), Mark was responsible for the branding, marketing and sales strategy, plus delivering KPI's in the Washington DC DMA. Mark had 5 direct reports, including a Director of Marketing, 2 account executives, and 1 activation manager. Mark successfully led the DC DMA from worst to first with 8 key DMA's in the US during his tenure.

Washington Freedom Women's Professional Soccer (WPS)
Hendricks Investment Holdings, LLC -
Primary Board of Governor/President/General Manager
March 2009 - March 2011 (2 years 1 month)
Gaithersburg MD

Mark held the position of President and General Manager of the Washington Freedom. He was also appointed Primary Board of Governor by the team owners. As Primary Board of Governor, was granted board voting privileges by team owners John and Maureen Hendricks (founders of Discovery Communications). Was responsible for all aspects of the teams business, including budgeting, revenue and expense control which included managing a front office team of 26 employees, including 1 VP and 2 Senior Directors. Mark also had direct management supervision over the technical aspects of the team, head coach, assistant coaches and players. Players on the team included high profile US National team stars such as Abby Wambach, Cat Whitehill, Ashlyn Harris, Ali Krieger, Ally Long, Becky Sauerbrun and International stars such as Sawa, Sonia Bompastor and Lisa DeVanna.

Chicago Fire Football Club- Anschutz Entertainment Group -AEG
Executive Vice President- Anschutz Entertainment Group- AEG
June 2005 - November 2008 (3 years 6 months)

Chicago IL

As EVP of the Chicago Fire Soccer Club, Mark had 5 Senior Director direct reports and management supervision over 40 employees within key business units. Key business units included: Marketing, Public Relations, Ticket Sales Premium, Ticket Sales, Inside Sales, Ticket Operations, Customer Service/ retention, Community Relations, Communications and Broadcasting. Mark was also responsible for all of the sales, marketing and PR with high profile International games with teams including Real Madrid, Chelsea, Everton, Chivas, Club America and Wisla from Poland.

MetroStars (Red Bull NY)- Anschutz Entertainment Group - AEG
Senior Vice President- Sales and Marketing- Anschutz Entertainment Group - AEG
March 2000 - June 2005 (5 years 4 months)

As SVP of Sales and Marketing, Mark Managed both the Season Ticket Sales and Retention sales teams. Management supervision included 24 account executives, 3 ticket operations and 5 Service team members. Led MetroStars sales team to win the MLS "Ticket Sales Team of the Year" in the second season under his leadership!

D.C. United
Senior Director of Ticket Sales-Anschutz Entertainment Group- AEG
November 1995 - March 2000 (4 years 5 months)

Mark managed the Ticket Sales Department, Ticket Operations and customer service departments at DC United. Priorities included creating new business plans and was part of management team. Ticket Sales team management included supervision over 3 managers, 16 sales professionals and 4 inside sales professionals. Under Mark's leadership, the DC United ticket sales staff won the MLS Ticket Sales team of the year two consecutive seasons!

Budget Rent a Car, UAE (Liberty Investment Company)
Embassy and Corporate Sales
March 1994 - November 1995 (1 year 9 months)

Rental car corporate sales and embassy sales accounts, all greater DC Metro area territory

Washington Bullets (Wizards)
Account Executive- Ticket Sales
1993 - 1994 (1 year)

As an AE for the Bullets, Mark sold ticket packages, season tickets , group tickets, mini plan tickets and single game tickets- led all reps in the PG County territory that was assigned, the most challenging territory in the DC market. Mark won the coveted "Rookie of the Year" sales award after only 6 months in the sales department

Buffalo Bisons
Direct Marketing Representative
1991 - 1993 (2 years)

Proactive outbound ticket sales, led Inside Ticket Sales Department

Berkshire Hathaway Group of Insurance Companies, Life Reinsurance Division
Marketing Apprentice
August 1991 - August 1992 (1 year 1 month)

Marketing Apprentice- life insurance, disability insurance, 401 K plans and financial planning, business development and sales

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Education

State University of New York College at Fredonia
Marketing, Economics · (1988 - 1991)

Penfield Senior High School
High School Diploma · (1984 - 1987)